UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 18, 2022 (March 17, 2022)

PONO CAPITAL CORP

(Exact name of registrant as specified in its charter)

Delaware	001-40734	86-2049355
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

643 Ilalo Street, Honolulu, Hawaii 96813

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (808) 892-6611

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Units, each consisting of one share of Class A Common Stock, and three-quarters of one Redeemable Warrant.	PONOU	The Nasdaq Stock Market LLC
Class A Common Stock, $0.000001 par value per share	PONO	The Nasdaq Stock Market LLC
Redeemable Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50 per share	PONOW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

Merger Agreement

This section describes the material provisions of the Merger Agreement (as defined below) but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is attached hereto as Exhibit 2.1. Unless otherwise defined herein, the capitalized terms used below are defined in the Merger Agreement.

The Merger

On March 17, 2022, Pono Capital Corp, a Delaware corporation (“Pono”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among Pono, Pono Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Pono (“Merger Sub”), Benuvia, Inc., a Delaware corporation (“Benuvia”), Mehana Equity, LLC, in its capacity as Purchaser Representative, and Shannon Soqui, in his capacity as Seller Representative.

Pursuant to the Merger Agreement, at the closing of the transactions contemplated by the Merger Agreement (the “Closing”), Merger Sub will merge with and into Benuvia, with Benuvia continuing as the surviving corporation (the “Surviving Corporation”).

Merger Consideration

As consideration for the Merger, the holders of Benuvia securities collectively shall be entitled to receive from Pono, in the aggregate, a number of Pono securities with an aggregate value equal to (the “Merger Consideration”) (a) Four Hundred Million U.S. Dollars ($400,000,000) minus (b) the amount by which the aggregate amount of any outstanding indebtedness (minus cash held by Benuvia) of Benuvia at Closing (the “Closing Net Indebtedness”) exceeds Forty Million Dollars ($40,000,000), and minus (c) the value of the options of Benuvia held by employees and consultants that are vested at the Closing that are assumed by Pono (“Vested Options”), with each Benuvia stockholder receiving, for each share of Benuvia common stock held, a number of shares of Pono common stock equal to (i) the Per Share Price, divided by (ii) $10.00 (the total portion of the Merger Consideration amount payable to all Benuvia Stockholders in accordance with the Merger Agreement is also referred to herein as the “Stockholder Merger Consideration”)

The Merger Consideration otherwise payable to Benuvia stockholders is subject to the withholding of two escrows: (i) a number of shares of Pono common stock equal to five percent (5.0%) of the Merger Consideration to be placed in escrow for post-closing adjustments (if any) to the Merger Consideration and (ii) a number of shares mutually agreeable between Benuvia and Pono not to exceed twenty percent (20.0%) of the Merger Consideration (the “Price Protection Escrow Amount”) to be held for downside protection for non-redeeming stockholders following Closing.

The Merger Consideration is subject to adjustment after the Closing based on confirmed amounts of the Closing Net Indebtedness of Benuvia as of the Closing Date. If the adjustment is a negative adjustment in favor of Pono, the escrow agent shall distribute to Pono a number of shares of Pono common stock with a value equal to the absolute value of the adjustment amount. If the adjustment is a positive adjustment in favor of Benuvia, Pono will issue to the Benuvia stockholders an additional number of shares of Pono common stock with a value equal to the adjustment amount.

Representations and Warranties

The Merger Agreement contains customary representations and warranties by each of Pono and Benuvia. Certain of the representations are subject to specified exceptions and qualifications contained in the Merger Agreement or in information provided pursuant to certain disclosure schedules to the Merger Agreement.

Covenants of the Parties

Under the Merger Agreement, each party agrees to use its commercially reasonable efforts to effect the Closing. The Merger Agreement also contains certain customary covenants by the parties during the period between the signing of the Merger Agreement and the earlier of the Closing or the termination of the Merger Agreement in accordance with its terms, including covenants regarding the conduct of their respective businesses, efforts, access, confidentiality and public announcements, the Pono proxy statement for the transaction (which includes the adoption of a new equity incentive plan for Pono with a number of awards thereunder equal to 15% of the issued and outstanding shares of Pono immediately after the Closing), notice of breaches, no insider trading, indemnification of directors and officers, and other customary covenants. The parties also have agreed to the following covenants:

●	Each party is subject to a “no-shop” obligation between signing of the Merger Agreement and Closing and will not be allowed to solicit or discuss competing transactions with other potential parties during such time period.

●	The Pono board of directors after the Closing will consist of at least seven directors, including (i) four (4) persons designated prior to the Closing by Benuvia, who may or may not be independent; (ii) one (1) person designated prior to the Closing by Pono; and (iii) two (2) persons designated prior to the Closing by Benuvia, each of whom must qualify as an independent director.

●	Benuvia shall use its commercially reasonable efforts to deliver audited financial statements prepared in accordance with GAAP and audited in accordance with PCAOB auditing standards for the fiscal years ended December 31, 2021 and December 31, 2020 to Pono by April 30, 2022.

Indemnification

The representations and warranties of Benuvia and Pono contained in the Merger Agreement will not survive the Closing, and from and after the Closing, Benuvia and Pono will not have any further obligations, nor shall any claim be asserted or action be brought against Benuvia and Pono or their respective representatives with respect thereto. The covenants and agreements made by Benuvia and Pono in the Merger Agreement, including any rights arising out of any breach of such covenants or agreements, shall not survive the Closing, except for those covenants and agreements contained therein that by their terms apply or are to be performed in whole or in part after the Closing (which such covenants shall survive the Closing and continue until fully performed in accordance with their terms).

Conditions to Consummation of the Merger

The consummation of the Merger is subject to customary Closing conditions unless waived, including:

●	the approval by the stockholders of each of Benuvia and Pono;

●	approvals of any required governmental authorities and the expiration or termination of any anti-trust waiting periods;

●	receipt of specified third-party consents;

●	no law or order preventing the transactions;

●	no material uncured breach by the other party;

●	after giving effect to the redemption, Pono shall have at least $5,000,001 of net tangible assets as required by its charter;

●	the members of the post-Closing Pono board shall have been elected or appointed as of the Closing;

●	the Registration Statement shall have been declared effective by the SEC and shall remain effective as of the Closing, and no stop order or similar order shall be in effect with respect to the Registration Statement;

●	the shares of Pono common stock issued as Merger Consideration shall have been approved for listing on Nasdaq, subject to official notice of issuance; and

●	each escrow agreement shall be in full force and effect as of the Closing.

In addition, unless waived by Benuvia, the obligations of Benuvia to consummate the Merger are subject to the satisfaction of the following Closing conditions, in addition to customary certificates and other closing deliveries: (a) the representations and warranties of Pono being true and correct as of the date of the Merger Agreement and as of the Closing (subject to Material Adverse Effect); (b) Pono having performed in all material respects the respective obligations and complied in all material respects with their respective covenants and agreements under the Merger Agreement required to be performed or complied with on or prior the date of the Closing; and (c) absence of any Material Adverse Effect with respect to Pono since the date of the Merger Agreement which is continuing and uncured.

Unless waived by Pono, the obligations of Pono and Merger Sub to consummate the Merger are subject to the satisfaction of the following Closing conditions, in addition to customary certificates and other closing deliveries: (a) the representations and warranties of Benuvia being true and correct as of the date of the Merger Agreement and as of the Closing (subject to Material Adverse Effect); (b) Benuvia having performed in all material respects the respective obligations and complied in all material respects with its covenants and agreements under the Merger Agreement required to be performed or complied with on or prior the date of the Closing; and (c) absence of any Material Adverse Effect with respect to Benuvia as a whole since the date of the Merger Agreement which is continuing and uncured; and (d) each Lock-Up Agreement and Non-Competition Agreement being in full force and effect as of the Closing.

Termination

The Merger Agreement may be terminated under certain customary and limited circumstances at any time prior to the Closing, including:

●	by mutual agreement;

●	for the other party’s uncured breach;

●	if there is a government order preventing the Closing;

●	by either party if the Closing does not occur by December 31, 2022;

●	by Pono if there has been an event after the signing of the Merger Agreement that has had a Material Adverse Effect on Benuvia that is continuing and uncured;

●	by Pono or Benuvia if the Pono stockholders vote and do not approve the transactions contemplated by the Merger Agreement; and

●	by Benuvia if the Pono board withdraws or changes its approval or recommendation to the Pono stockholders in any matter that is adverse to Benuvia.

Trust Account Waiver

Benuvia agrees that it and is affiliates will not have any right, title, interest or claim of any kind in or to any monies in Pono’s trust account held for its public shareholders, and agrees not to, and waives any right to, make any claim against the trust account (including any distributions therefrom).

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached to this Current Report on Form 8-K as Exhibit 2.1 and is incorporated herein by reference.

The representations, warranties and covenants of each party set forth in the Merger Agreement have been made only for purposes of, and were and are solely for the benefit of the parties to, the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time, and investors should not rely on them as statements of fact. In addition, such representations and warranties (i) have certain limited exceptions, will not survive consummation of the Merger indefinitely unless otherwise stated in the Merger Agreement, and (ii) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any other factual information regarding Pono, its respective affiliates or their respective businesses. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding Pono or Benuvia, their respective affiliates and their respective businesses included in the filings they make with the Securities and Exchange Commission.

Related Agreements

This section describes the material provisions of certain additional agreements entered into or to be entered into pursuant to the Merger Agreement (the “Related Agreements”) but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of each of the Related Agreements, copies of each of which are attached hereto as exhibits. Stockholders and other interested parties are urged to read such Related Agreements in their entirety.

Lock-Up Agreement

Simultaneously with the Closing, certain significant stockholders of Benuvia entered into lock-up agreements (the “Lock-up Agreements”) providing for a lock-up period commencing on the Closing Date and ending on the earlier of (x) six months from the Closing and (y) the date Pono consummates a liquidation, merger, share exchange or other similar transaction with an unaffiliated third party that results in all of Pono’s stockholders having the right to exchange their shares of Pono common stock for cash, securities or other property; provided that ⅓ of such restricted shares shall be released from such restrictions if the closing stock price of Pono common stock reaches each of $13.00, $15.00, and $17.00.

The foregoing description of the Lock-up Agreements does not purport to be complete and is qualified in its entirety by the terms and conditions of the Lock-up Agreements, the forms of which is filed as Exhibit 10.1 hereto and incorporated by reference herein.

Non-Competition and Non-Solicitation Agreement

Simultaneously with the Closing, certain significant stockholders of Benuvia entered into non-competition and non-solicitation agreements (the “Non-Competition Agreements”), pursuant to which they agreed not to compete with Pono, Benuvia and their respective subsidiaries during the two-year period following the Closing and, during such two-year restricted period, not to solicit employees or customers or clients of such entities. The agreements also contains customary non-disparagement and confidentiality provisions.

The foregoing description of the Non-Competition Agreements does not purport to be complete and is qualified in its entirety by the terms and conditions of the Non-Competition Agreements, which is filed as Exhibit 10.2 hereto and incorporated by reference herein.

Registration Rights Agreement

At the Closing, certain significant stockholders of Benuvia will enter into a registration rights agreement with Pono providing for the right to three demand registrations, piggy-back registrations and shelf registrations with respect to the Merger Consideration shares.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of agreement, which is attached as Exhibit 10.3 hereto and is incorporated herein by reference.

Support Agreements

Simultaneously with the execution of the Merger Agreement, each of (i) the stockholders of Pono and (ii) certain officers and directors of Benuvia and certain Benuvia Stockholders entered into support agreements (collectively, the “Support Agreements”) in favor of Pono and Benuvia and their present and future successors and subsidiaries.

In the Support Agreements for the officers and directors of Benuvia and certain Benuvia Stockholders, they each agreed to vote all of their Benuvia stock interests in favor of the Merger Agreement and related transactions and to take certain other actions in support of the Merger Agreement and related transactions. The Support Agreements also prevent them from transferring their voting rights with respect to their Benuvia stock or otherwise transferring their Benuvia stock prior to the Benuvia approval of the Merger Agreement and related transactions, except for certain permitted transfers.

In its Support Agreement, the Sponsor and certain Pono stockholders agreed with Benuvia to vote all equity interests in Pono in favor of the Merger Agreement and related transactions and to take certain other actions in support of the Merger Agreement and related transactions. The Support Agreement also prevents such Pono stockholders from transferring their respective voting rights with respect to equity interests in Pono or otherwise transferring equity interests in Pono prior to the meeting of Pono’s stockholders to approve the Merger Agreement and related transactions, except for certain permitted transfers.

The foregoing description of the Support Agreements does not purport to be complete and is qualified in its entirety by the terms and conditions of the Support Agreements, copies of which, or the forms of which, are filed as Exhibit 10.4 and Exhibit 10.5 hereto and incorporated by reference herein.

Item 7.01 Regulation FD Disclosure.

On March 18, 2022, Pono issued a press release announcing the execution of the Merger Agreement. The press release is attached hereto as Exhibit 99.1.

The foregoing (including Exhibits 99.1) is being furnished pursuant to Item 7.01 and will not be deemed to be filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act.

Forward Looking Statements

Certain statements herein are “forward-looking statements” made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. In some cases, you can identify forward-looking statements through the use of words or phrases such as “may”, “should”, “could”, “predict”, “potential”, “believe”, “will likely result”, “expect”, “continue”, “will”, “anticipate”, “seek”, “estimate”, “intend”, “plan”, “projection”, “would” and “outlook”, or the negative version of those words or phrases or other comparable words or phrases of a future or forward-looking nature, but the absence of such words does not mean that a statement is not forward-looking. These forward-looking statements are not historical facts and are based upon estimates and assumptions that, while considered reasonable by Pono and its management, and Benuvia and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the proposed business combination; (2) the outcome of any legal proceedings that may be instituted against Pono, Benuvia, the combined company or other following the announcement of the proposed business combination and any definitive agreements with respect thereto; (3) the inability to complete the proposed business combination due to the failure to obtain approval of the stockholders of Pono, to obtain financing to complete the proposed business combination or to satisfy other conditions to closing; (4) changes to the proposed structure of the proposed business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the proposed business combination; (5) the ability to meet stock exchange listing standards following the consummation of the proposed business combination; (6) the risk that the proposed business combination disrupts current plans and operations of Pono or Benuvia as a result of the announcement and consummation of the proposed business combination; (7) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition and the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and retain its management and key employees; (8) costs related to the proposed business combination; (9) changes in applicable laws or regulations and delays in obtaining, adverse conditions contained in, or the inability to obtain regulatory approvals required to complete the proposed business combination; (10) Benuvia’s estimates of expenses and profitability and underlying assumptions with respect to stockholder redemptions and purchase price and other adjustments; (11) Benuvia’s inability to market its existing drug and develop new drugs for FDA approval; (12) the addressable market Benuvia intends to target does not grow as expected; (13) increased regulatory costs and compliance requirements in connection with drug development; (14) Benuvia’s inability to expand and diversify its manufacturing customer base; (15) the loss of any key executives; (16) the loss of any relationships with key partners; (17) the loss of any relationships with key suppliers; (18) the inability to protect Benuvia’s patents and other intellectual property; (19) lower than expected adoption rates for SYNDROS®; (20) new FDA approved drugs that compete with Benuvia in targeted indications; (21) the inability to initiate and increase engagement with distributors; (22) fluctuations in results of Benuvia’s major manufacturing customers; (23) Benuvia’s ability to execute its business plans and strategy; (24) Benuvia’s ability to maintain sufficient inventory and capacity to meet customer demand; (25) Benuvia’s inability to deliver expected cost and manufacturing efficiencies; (26) general economic conditions and geopolitical uncertainty; and (27) other risks and uncertainties indicated from time to time in the final prospectus of Pono, including those under “Risk Factors” therein, and other documents filed or to be filed with the Securities and Exchange Commission (“SEC”) by Pono. There may be additional risks that Pono presently does not know or that Pono currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements provide Pono’s expectations, plans or forecasts of future events and views as of the date of this communication. Pono anticipates that subsequent events and developments will cause Pono’s assessments to change. However, while Pono may elect to update these forward-looking statements at some point in the future, Pono specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Pono’s assessments as of any date subsequent to the date of this communication.

Additional Information and Where to Find It

Pono Capital Corp intends to file with the SEC a registration statement on Form S-4 with a proxy statement containing information about the proposed transaction and the respective businesses of Benuvia and Pono Capital Corp. Pono Capital Corp will mail a final prospectus and definitive proxy statement and other relevant documents after the SEC completes its review. Pono Capital Corp stockholders are urged to read the preliminary prospectus and proxy statement and any amendments thereto and the final prospectus and definitive proxy statement in connection with the solicitation of proxies for the special meeting to be held to approve the proposed transaction, because these documents will contain important information about Pono Capital Corp, Benuvia, and the proposed transaction. The final prospectus and definitive proxy statement will be mailed to stockholders of Pono Capital Corpas of a record date to be established for voting on the proposed transaction. Stockholders of Pono Capital Corp will also be able to obtain a free copy of the proxy statement, as well as other filings containing information about Pono, without charge, at the SEC’s website (www.sec.gov) or by calling 1-800-SEC-0330. Copies of the proxy statement and Pono Capital Corp’s other filings with the SEC can also be obtained, without charge, by directing a request to: info@Ponospac.com. The information contained in, or that can be accessed through, Benuvia’s website is not incorporated by reference in, and is not part of, this press release.

No Offer or Solicitation

This press release does not constitute (i) a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination, or (ii) an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act.

Participants in the Solicitation

Benuvia and Pono Capital Corp and their respective directors and officers and other members of management and employees may be deemed participants in the solicitation of proxies in connection with the proposed business combination. Pono Capital Corp stockholders and other interested persons may obtain, without charge, more detailed information regarding directors and officers of Pono Capital Corp in Pono Capital Corp’s initial public offering prospectus, which was declared effective the SEC on August 10, 2021. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies from Pono Capital Corp’s stockholders in connection with the proposed business combination will be included in the definitely proxy statement/prospectus the Pono Capital Corp intends to file with the SEC.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

The following exhibits are being filed herewith:

Exhibit No.	Description
2.1†	Agreement and Plan of Merger, dated March 17, 2022, by and among Pono, Merger Sub, Benuvia, Dustin Shindo and Shannon Soqui.
10.1	Form of Lock-up Agreement.
10.2	Non-Competition Agreement.
10.3	Registration Rights Agreement.
10.4	Company Stockholder Support Agreement.
10.5	Pono Stockholder Support Agreement.
99.1	Press Release, dated March 18, 2022.

†	Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Registrant agrees to furnish a copy of all omitted exhibits and schedules to the Securities and Exchange Commission upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PONO CAPITAL CORP

	By:	/s/ Dustin Shindo
Name: Dustin Shindo
Title: Chief Executive Officer

Dated: March 18, 2022